November 19, 2024

Aoife Brennan, M.B., Ch.B.
President and Chief Executive Officer
Climb Bio, Inc.
20 William Street, Suite 145
Wellesley Hills, Massachusetts 02481

       Re: Climb Bio, Inc.
           Registration Statement on Form S-3
           Filed November 12, 2024
           File No. 333-283166
Dear Aoife Brennan M.B., Ch.B.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Scott N. Lunin